UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

Other Information:

Graphex Group Limited (NYSE American: GRFX | HKSE: 6128).

Graphex Group Limited (the “Company” or “we”) is an issuer with its ordinary shares listed on The Stock Exchange of Hong Kong Limited (“HKSE”) and its American Depositary Shares listed on the NYSE American. The Company held an extraordinary general meeting (“EGM”) on 24 March, 2025. The notice for this meeting, including the matters submitted to the holders of the ordinary shares, was previously disclosed.

Under the Rules Governing the Listing of Securities on the HKSE (“Listing Rules”), the Company was required to publish an announcement (the “Announcement”) regarding the EGM of the Company that included the votes cast for and against each of the ordinary resolutions and other information regarding the EGM. There were three proposed ordinary resolutions at the EGM, as described below.

As at the date of the EGM, the total number of issued shares of the Company was 1,173,806,762, which was the total number of shares of the Company entitling the holders to attend and vote or for against resolution 1. and on resolution 2., each described below, that were proposed at the EGM. As described in the Announcement, the total number of Shares entitling the Independent Shareholders to attend and vote for or against the ordinary resolution 3. at the EGM was 1,018,620,431 Shares, representing approximately 86.78% of the total issued ordinary shares.

All of the proposed resolutions were duly passed by the shareholders by way of poll at the EGM.

	ORDINARY RESOLUTIONS	Number of Votes (Approximate %)
		For	Against
1.	To approve the proposed Share Consolidation as set out in the Notice of EGM.	288,265,531 (95.80%)	12,643,030 (4.20%)
2.	To approve the proposed Increase in Authorised Share Capital as set out in the Notice of EGM.	283,631,931 (94.26%)	17,276,630 (5.74%)
3.	To approve the proposed Rights Issue, the Placing Agreement and the transactions contemplated thereunder as set out in the Notice of EGM.	134,618,120 (86.12%)	21,700,110 (13.88%)

The full text of each of these resolutions was disclosed previously. The actions at the EGM will adjust the outstanding share options of the Company’s 2014 Share Option plan, the 2023 Share Award plan, and its outstanding warrants as described in the Announcement.

We are furnishing such Announcement as Exhibit 99.1 of this Form 6-K, which is incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMITED

By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: March 24, 2025

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Announcement Regarding the Poll Results Of The Extraordinary General Meeting of the Company held March 24, 2025 (English translation)

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